SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      (Mark One)

      [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

      [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to ____

                        Commission file number 333-15835

      A.    Full title of the plan:  Delta Funding Corp. 401(k) Profit
            Sharing Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Delta Financial Corporation
                           1000 Woodbury Road, Suite 200
                           Woodbury, New York 11797

                             REQUIRED INFORMATION


      The Statement of Net Assets Available for Benefits of the Plan as of December 31, 1997 and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 1997, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Committee under the Plan, which administers the Plan, has duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              DELTA FUNDING CORP.
                              401(K) PROFIT SHARING PLAN

                              By:  /s/ Hugh Miller
                                   ---------------
                                   Name: Hugh Miller
                                   Title: Trustee

Dated:  June 26, 1998

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                                           Pages

Independent Auditors' Report                                                   4

Statements of Net Assets Available for Benefits                                5
      as of December 31, 1997 and 1996

Statement of Changes in Net Assets Available for                              6
      Benefits for the Year Ended
      December 31, 1997

Notes to Financial Statements                                               7-10

Supplemental Information

      Schedule 1-Assets Held for Investment Purposes                          11
      as of December 31, 1997

      Schedule 2-Reportable Transactions                                   12-14
      for the Year Ended December 31, 1997

Exhibits:
      Exhibit 1
      Independent Auditors' Consent

                         INDEPENDENT AUDITORS' REPORT




To the Trustees of
the Delta Funding Corporation 401(K)
Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401(K) Profit Sharing Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Delta Funding Corporation 401(K) Profit Sharing Plan as of December 31, 1997 and 1996 and the changes in it's net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Marks Shron & Company LLP



Great Neck, New York
May 6, 1998



                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                 December 31,





                                                        1997           1996
                                                    -----------    -----------

Investments at Fair Value - Note 4
      Mutual funds                                  $ 3,219,679    $   693,494
      Common stock                                      292,003        197,087

Receivables:
      Employer's contributions                           77,449              -
      Participants' contributions                        63,756         37,469
      Due from sponsor                                    1,918          1,918

Loans receivable - participants - Note 1                113,134         18,991

Cash                                                     16,456              -
                                                    -----------     ----------

Net Assets Available for Benefits                   $ 3,784,395     $  948,959
                                                    ===========     ==========




       See Independent Auditors' Report and Notes to Financial Statements.


                                      -5-



                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 1997





Additions to Net Assets Attributed to:
      Transfers from Profit Sharing Plan - Note 3                  $  1,742,234
      Participants' contributions                                       736,731
      Employer's contributions                                          294,725
      Investment earnings                                               248,913
      Interest on loans to participants                                   5,091
      Net appreciation (depreciation) of
       investments
            Mutual funds                             $  184,735
            Common stock                               (122,146)         62,589
                                                     -----------    -----------
                                                                      3,090,283
Deductions from Net Assets Attributed to:
      Distributions to participants                                     254,847
                                                                    -----------

Increase in Net Assets                                              $ 2,835,436
                                                                    ===========




      See Independent Auditors' Report and Notes to Financial Statements.



                                      -6-

                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1997



NOTE 1:    PLAN DESCRIPTION

           The following description of the Delta Funding Corporation 401(K) Profit-Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan's provisions.

           GENERAL

           The Delta Funding Corporation 401(K) Profit Sharing Plan is a defined contribution plan covering all full time employees of Delta Funding Corporation, William J. Horan and L.I. Closing Corp. ("the Companies") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

           On January 1, 1997, the Delta Funding Corporation Profit Sharing Plan was merged into this 401(k) Plan (see Note 3).

           L.I. Closing Corporation has filed a final income tax return as of December 31, 1997 and is no longer a part of the plan.

           CONTRIBUTIONS

           The Companies contribute to the plan the amounts deferred by the participants in the Plan. Eligible employees can elect to defer up to 15% of their compensation, as defined by the plan, limited to the maximum for each year ($9,500 in 1997) permitted by the Internal Revenue Code. In addition, the Companies can contribute discretionary amounts, of which $248,913 was contributed in 1997 and none were contributed in 1996.

           PARTICIPANTS' ACCOUNTS

           Contributions are invested in a choice of nine mutual funds or, pursuant to an October 1996 amendment, the common stock of Delta Financial Corporation (see Note 7). Contribution selections are designated by the participants.

           VESTING

           Participants' contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies contribution portion, including Profit Sharing Plan amounts, plus earnings thereon are based on years of service. A participant is 100% vested after 5 years of service.

           LOANS TO PARTICIPANTS

           Once per year, participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance. Participants are entitled to borrow from their account for a maximum loan term of five years. The loans are secured by the balance in the participant's account and the interest rate charged to participants is prime.

                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1997



NOTE 1:    PLAN DESCRIPTION (continued)

           PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement, participants may elect to receive an amount equal to the value of the participants' vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

           OPERATING EXPENSES

           Operating expenses of the Plan are absorbed by the Plan Sponsor.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared under the accrual method of accounting.

           INVESTMENT VALUATION

           The Plan's investments are stated at fair value.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures

NOTE 3:    PLAN MERGER

           On January 1, 1997, The Delta Funding Corporation Profit Sharing Plan was merged into The Delta Funding Corporation 401(K) Profit Sharing Plan. Prior to the merger, The Delta Funding Corporation Profit Sharing Plan covered eligible employees of Delta Funding Corporation. The transferred assets have been recognized in the accounts of the plan as of January 1, 1997, at their balances as previously carried in the accounts of the Delta Funding Corporation Profit Sharing Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 1, 1997. A summary of the transferred net assets follows:

            Investments, at fair value        $1,463,463
            Receivables                          278,771
                                              ----------
                                              $1,742,234
                                              ==========

                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1997



NOTE 4:    INVESTMENTS AT FAIR VALUE

           The Plan's investments are held by Putnam Investments except for its Delta Financial Corporation stock and a money market fund which are held by Prudential Securities Incorporated. In addition, during the year, investments were also held in a Fleet Bank, N.A. money market account. The following table presents the fair values, as determined by quoted market price, of the investments:


                                         Fair Value        Net        Investment        Net       Fair Value    Number of
           Investments                     1/1/97    Contributions     Earnings    Appreciation    12/31/97       Shares
           -----------                   ----------  -------------    ----------   ------------   ----------    ---------


           Fund of Boston CI-A           $      -      $ 146,785      $  14,633     $   6,320      $ 167,738        9,329
           Diversified Income CI-A              -         78,148          2,429           315         80,892        6,430
           Diversified Income CI-B         31,302        (33,167)         1,421           444              -            -
           Global Gov't Income CI-A             -         39,230          1,979        (2,427)        38,782        2,903
           Global Gov't Income CI-B         5,143         (5,159)           172          (156)             -            -
           Global Growth Fund CI-A              -        352,799         64,411       (61,065)       356,145       35,758
           Global Growth Fund CI-B        132,270       (155,635)             -        23,365              -            -
           Growth & Income CI-A                 -        696,195         96,593       (24,306)       768,482       39,329
           Growth & Income CI-B           180,787       (219,249)         2,374        36,088              -            -
           Money Market Fund CI-A           4,857        149,417          6,666             -        160,940      160,940
           New Opportunities CI-A               -        937,937         22,187        68,611      1,028,735       21,145
           New Opportunities CI-B         339,135       (404,732)             -        65,597              -            -
           OTC & Energ. Growth CI-A             -        232,110              -        32,388        264,498       16,418
           Voyager Fund C1-A                    -        290,602         20,863        39,561        351,026       18,427
           Delta Financial Corp.          197,087        214,628          2,434      (122,146)       292,003       21,832
           Money Market Fund                    -          2,427             14             -          2,441        2,441
           Money Market Fund                    -        (12,737)        12,737             -              -            -
                                        ---------    -----------    -----------    -----------    ----------
                                         $890,581    $ 2,309,599    $   248,913    $   62,589     $3,511,682
                                        =========    ===========    ===========    ===========    ==========


NOTE 5:    PLAN TERMINATION

           Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6:    TAX STATUS

           The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997




NOTE 7:    RELATED PARTY TRANSACTIONS

           In November 1996, the Plan, pursuant to an initial public offering, purchased 10,949 shares of stock in Delta Financial Corporation, the plan sponsor, at the initial offering price of $16.50 a share or $180,658. During 1997, 12,017 shares were purchased at a total price of $238,233 and 1126 shares were sold at a total price of $21,013.

NOTE 8:    SUBSEQUENT EVENTS

           In March 1998, the employees of William J. Horan became employees of Delta Funding Corporation and the William J. Horan Company no longer participates in the plan.


                                                                      Schedule 1

                       DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             E.I.N. # 11-2609517
                                  Plan # 002
                                     1997





                                  Description of investment
      Identity of issue,       including maturity date, rate
     borrower, lessor, or      of interest, collateral, par or
       similar party                 maturity value                  Cost       Current Value
(a)         (b)                              (c)                     (d)             (e)
---  ----------------------    -------------------------------   ---------      --------------



      Putnam Investments        Fund of Boston CI-A               $161,418         $167,738
      Putnam Investments        Diversified Income CI-A             80,577           80,892
      Putnam Investments        Global Gov't Income CI-A            41,209           38,782
      Putnam Investments        Global Growth Fund CI-A            417,210          356,145
      Putnam Investments        Growth & Income CI-A               792,788          768,482
      Putnam Investments        Money Market Fund CI-A             160,940          160,940
      Putnam Investments        New Opportunities CI-A             960,124        1,028,735
      Putnam Investments        OTC & Energ. Growth CI-A           232,110          264,498
      Putnam Investments        Voyager Fund CI-A                  311,465          351,026
      Delta Financial Corp.     Common Stock                       395,286          292,003
      Prudential Securities     Money Market Fund                    2,441            2,441
      Participant Loans         8.25% - 8.75%                            0          113,134



      See Independent Auditors' Report and Notes to Financial Statements.


                                      -11-

                                                                                                            Schedule 2
                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                               E.I.N. # 11-2609517
                                   Plan # 333
                                     1997


     (a)               (b)              (c)           (d)         (e)          (f)            (g)           (h)           (i)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------
                Description of                                                                         Current
                asset (include                                            Expense                      Value of
Identity of     interest rate and                                         Incurred                     Asset on
Party           maturity in case    Purchase      Selling      Lease      With            Cost of      Transaction    Net Gain
Involved        of a loan)          Price         Price        Rental     Transaction     Asset        Date           Or (Loss)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------

                Common stock
                of Delta
                Financial Corp.     21,745                                                21,745       21,745

                Common stock
                of Delta
                Financial Corp.     11,060                                                11,060       11,060

                Common stock
                of Delta
                Financial Corp.     10,935                                                10,935       10,935

                Common stock
                of Delta
                Financial Corp.     10,873                                                10,873       10,873

                Common stock
                of Delta
                Financial Corp.     20,745                                                20,745       20,745

                Common stock
                of Delta
                Financial Corp.     17,633                                                17,633       17,633

                Common stock
                of Delta
                Financial Corp.     10,498                                                10,498       10,498

                Common stock
                of Delta
                Financial Corp.     10,498                                                10,498       10,498

                Common stock
                of Delta
                Financial Corp.     20,245                                                20,245       20,245

                Common stock
                of Delta
                Financial Corp.     19,076                                                19,076       19,076

                Common stock
                of Delta
                Financial Corp.     7,051                                                 7,051        7,051

                Common stock
                of Delta
                Financial Corp.     6,810                                                 6,810        6,810




      See Independent Auditors' Report and Notes to Financial Statements.

                                      -12-

                                                                                                                         Schedule 2
                                                                                                                         Continued
                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                               E.I.N. # 11-2609517
                                   Plan # 333
                                      1997


     (a)               (b)              (c)           (d)         (e)          (f)            (g)           (h)           (i)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------
                Description of                                                                         Current
                asset (include                                            Expense                      Value of
Identity of     interest rate and                                         Incurred                     Asset on
Party           maturity in case    Purchase      Selling      Lease      With            Cost of      Transaction    Net Gain
Involved        of a loan)          Price         Price        Rental     Transaction     Asset        Date           Or (Loss)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------

                Common stock
                of Delta
                Financial Corp.     7,081                                                 7,081        7,081

                Common stock
                of Delta
                Financial Corp.     8,028                                                 8,028        8,028

                Common stock
                of Delta
                Financial Corp.     6,867                                                 6,867        6,867

                Common stock
                of Delta
                Financial Corp.     5,225                                                 5,225        5,225

                Common stock
                of Delta
                Financial Corp.     5,698                                                 5,698        5,698

                Common stock
                of Delta
                Financial Corp.     7,091                                                 7,091        7,091

                Common stock
                of Delta
                Financial Corp.     6,808                                                 6,808        6,808

                Common stock
                of Delta
                Financial Corp.     5,149                                                 5,149        5,149

                Common stock
                of Delta
                Financial Corp.     7,608                                                 7,608        7,608

                Common stock
                of Delta
                Financial Corp.     6,503                                                 6,503        6,503

                Common stock
                of Delta
                Financial Corp.     5,007                                                 5,007        5,007

                Common stock
                of Delta
                Financial Corp.                   17,309                                  14,504       17,309         2,806



      See Independent Auditors' Report and Notes to Financial Statements.


                                      -13-

                                                                                                                         Schedule 2
                                                                                                                         Concluded
                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                               E.I.N. # 11-2609517
                                   Plan # 333
                                      1997


     (a)               (b)              (c)           (d)         (e)          (f)            (g)           (h)           (i)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------
                Description of                                                                         Current
                asset (include                                            Expense                      Value of
Identity of     interest rate and                                         Incurred                     Asset on
Party           maturity in case    Purchase      Selling      Lease      With            Cost of      Transaction    Net Gain
Involved        of a loan)          Price         Price        Rental     Transaction     Asset        Date           Or (Loss)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------

                Common stock
                of Delta
                Financial Corp.                   560                                     462          560            98

                Common stock
                of Delta
                Financial Corp.                   1,334                                   1,403        1,334          (69)

                Common stock
                of Delta
                Financial Corp.                   1,810                                   2,211        1,810          (401)





See Independent Auditors' Report and Notes to Financial Statements.


                                      -14-

                                                                       EXHIBIT 1

                         Independent Auditors' Consent


The Board of Directors and Stockholders
Delta Financial Corporation

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-15835) pertaining to the Delta Funding Corp. 401(k) Profit Sharing Plan, relating to the Statements of Net Assets Available for Benefits of the Delta Funding Corp. 401(k) Profit Sharing Plan as of December 31, 1997 and 1996 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997 and all schedules included in this annual report on Form 11-K.

                                       /s/ Marks Shron & Company LLP



Great Neck, New York
June  26, 1998